  EXHIBIT 99.1

Intellipharmaceutics Reports
Exclusive Distribution Agreements in Malaysia and Vietnam

Toronto, Ontario, November 20, 2018 Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced it has entered into two exclusive licensing and distribution agreements with pharmaceutical distributors in Malaysia and Vietnam.

 “We are extremely pleased to announce our entry into agreements for non-US generics in these markets,” commented Dr. Isa Odidi, CEO of the Company. “Intellipharmaceutics has a strong portfolio of U.S. FDA approved generics and is committed to monetizing them by aggressively pursuing global partnerships. We believe Malaysia and Vietnam represent just the first step in achieving distribution for Intellipharmaceutics’ products outside the United States.”

A Malaysian pharmaceutical distribution company has been granted the exclusive right, subject to regulatory approval, to import and market Intellipharmaceutics’ generic Seroquel XR® (quetiapine fumarate extended-release) in Malaysia. Under the terms of the agreement, four strengths (50, 200, 300 and 400mg) of generic Seroquel XR® will be manufactured and supplied by Intellipharmaceutics for distribution in Malaysia. Intellipharmaceutics is also in discussions to include other products in the agreement with said distributor, who will be required to purchase a minimum yearly quantity of all products included in the agreement.

Similarly, a Vietnamese pharmaceutical distributor, has been granted the exclusive right, subject to regulatory approval, to import and market Intellipharmaceutics’ generic Seroquel XR®, Glucophage® XR, and Keppra XR® in Vietnam. Under the terms of the agreement, two strengths (500 and 750mg) of generic Glucophage® XR, three strengths (50, 150 and 200mg) of generic Seroquel XR® and one strength (500mg) of generic Keppra XR® will be manufactured and supplied by Intellipharmaceutics for distribution in Vietnam. The Vietnamese distributor will be required to purchase a minimum yearly quantity of all products included in the agreement.

Malaysia and Vietnam have a combined population of approximately 127 million.

The multi-year agreements with these distributors are each subject to early termination. Financial terms of the agreements have not been disclosed.

There can be no assurance as to when or if any of our products will receive regulatory approval for sale in Malaysia or Vietnam or that, if so approved, the products will be successfully commercialized there and produce significant revenues for the Company.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration (“FDA”) approval) in various stages of development. The Company has abbreviated new drug application (“ANDA”) and new drug application (“NDA”) 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse- deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to realize any benefits from our recent reverse stock split and our ability to comply with the Nasdaq and TSX continued listing standards. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Andrew Patient
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com